Filed Pursuant to Rule 424(b)(3)
File No. 333-147019

PROSPECTUS SUPPLEMENT, DATED AUGUST 18, 2009
(TO PROSPECTUS DATED JULY 13, 2009)

Prosper Marketplace, Inc.
Borrower Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated July 13, 2009.  The prospectus and this prospectus supplement relate to up to $500,000,000 in principal amount of Borrower Payment Dependent Notes, or “Notes,” issued by Prosper Marketplace, Inc.

You should read this prospectus supplement in conjunction with the prospectus and any prior prospectus supplements. This prospectus supplement updates information in the “Financial Suitability Requirements” section of the prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 17 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2009.

The information appearing under the section entitled “Financial Suitability Requirements” on page 36 of the prospectus is supplemented and superseded by the information below.

FINANCIAL SUITABILITY REQUIREMENTS

The Notes are highly risky and speculative.  Investing in the Notes should be considered only by persons who can afford the loss of their entire investment.  Our platform currently allows lender members to bid as little as $25 and as much as the full amount of any particular listing, up to an aggregate amount of $5,000,000 for individuals and $50,000,000 for institutions.  To purchase Notes, lender members located in Alaska, Idaho, Kansas, New Hampshire, Oregon, Pennsylvania and Virginia must satisfy minimum financial suitability standards and maximum investment limits. Specifically, lender members must either:

•	have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $70,000; or

•	have a net worth (determined with the same exclusions) of at least $250,000.

In addition, no lender member located in these states may purchase Notes in an amount in excess of 10% of the lender member’s net worth, determined exclusive of home, home furnishings and automobile.

Lender members that are residents of California must meet certain suitability requirements, described herein.  For individual lender members who are California residents who have purchased $2,500 or less of Notes in the past 12 months, the lender member’s investment must not exceed 10 percent of his or her net worth. To purchase more than $2,500 of Notes, a California lender member’s investment must not exceed 10 percent of his or her net worth, and either: (1) the lender member must have a minimum net worth of at least $75,000 and had minimum gross income of $75,000 during the last tax year and will have (based on a good faith estimate) minimum gross income of $75,000 during the current tax year; or (2) the lender member must have a minimum net worth, exclusive of homes, home furnishings and automobiles, of $200,000. Assets included in the computation of net worth shall be valued at not more than fair market value. For the purpose of this net worth requirement, both a husband and wife may be counted as a single individual.

We are currently seeking to register the offer and sale of our Notes in all 50 states and the District of Columbia.  As part of this process, we expect that states in addition to those referenced above, will impose minimum financial suitability standards and maximum investment limits for lender members who reside in their states.  Should this occur we will set forth these requirements in a supplement to this prospectus.  Under the lender registration agreement, lender members are required to represent and warrant that they satisfy the applicable minimum financial suitability standards and maximum investment limits of the state in which they reside.  Lender members who fail to satisfy any such requirements will not be permitted to purchase Notes.